NEWS RELEASE

Contact: Kathy Liebmann	(734) 241-2438	kathy.liebmann@la-z-boy.com
LA-Z-BOY REPORTS FISCAL 2009 FIRST-QUARTER RESULTS
MONROE, MI.    August 19, 2008—La-Z-Boy Incorporated (NYSE: LZB) today reported its operating results for the fiscal first quarter ended July 26, 2008.
Net sales for the quarter were $322 million, down 6.6% compared with the prior-year period. The company reported a loss from continuing operations of $8.5 million, or a loss of $0.17 per share. For the same period last year, the company posted a loss from continuing operations of $8.5 million, or $0.17 per share. The fiscal 2009 first-quarter results include a $0.09 per share restructuring charge, primarily related to the closure of the company’s Tremonton, Utah and United Kingdom operations and a $0.03 per share intangible write-down related to the goodwill associated with the company’s U.K. operation. Last year’s first quarter included a restructuring charge of $0.04 related to the closure of various manufacturing facilities and retail locations.
Kurt L. Darrow, La-Z-Boy’s President and Chief Executive Officer, said: “In what remains a difficult environment for the home furnishings industry, due to significant macroeconomic pressures, we continue to be diligent in improving the efficiencies of our operations. Although our fiscal first quarter is historically our weakest, we strengthened our operating performance during the period and expanded our margins on a 6.6% decline in sales. While we anticipate it being some time before we see an across-the-board industry improvement, we believe our balance sheet and the strength of our business model will carry us through this period.”
Upholstery
For the fiscal 2009 first quarter, sales in the company’s upholstery segment decreased 6.9% to $237.1 million compared with $254.8 million in the prior year’s first quarter. The operating margin, however, increased to 4.2% from 3.5% in last year’s comparable quarter. Darrow stated, “With the cellular conversion at our La-Z-Boy manufacturing facilities complete, we are realizing the anticipated efficiencies throughout our production process. In addition to the overall decline in volume, the furniture industry, including La-Z-Boy, typically takes a one-week plant shutdown for vacation in July, which hampers the ability to absorb fixed overhead costs comparable to other quarters.” The decline in sales volume was positively impacted by a change in contractual relationships with some third-party freight carriers that resulted in the recognition of revenue at the shipping point rather than at delivery (see reference in the company’s fiscal 2008 Form 10K).

During the quarter, the company incurred restructuring charges related to the closure of its Tremonton, Utah facility and began the liquidation of its United Kingdom import and distribution operation, as it transitions to a licensing agreement with a new partner. There was also an intangible write-down of goodwill associated with the company’s U.K. operation. The company’s new Mexico cut-and-sewn operation is on schedule to be completed in time for production to begin in February 2009.
For the fiscal 2009 first quarter, the La-Z-Boy Furniture Galleries® store system, which includes both company-owned and independent-licensed stores, opened one new store, relocated and/or remodeled two and closed three, bringing the total store count to 333, of which 217 are in the New Generation format. For the remainder of fiscal 2009, the network plans to open 12 New Generation format La-Z-Boy Furniture Galleries® stores (four new stores and eight will be either remodels or relocations) and will close nine to 12. In the second quarter of fiscal 2009, the network plans to open one new store, relocate one and close three stores.
System-wide, for the second calendar quarter of 2008, including company-owned and independent-licensed stores, same-store written sales, which the company tracks as an indicator of retail activity, were down 1.9%. Total written sales, which include new stores, were down 1.6%.
Casegoods
For the 2009 first quarter, casegoods sales were $48.1 million, down 10.2% from $53.6 million in the prior year’s first quarter. The segment’s operating margin decreased to 2.9% from 4.9% in last year’s fiscal first quarter. Darrow commented, “Our casegoods business continues to face significant challenges in this environment. With bedroom and dining room group purchases typically higher-ticket transactions than upholstered furniture, it is apparent the consumer is postponing these purchases to a greater extent than they are other furniture categories. Our team remains committed to running the business with a cost structure aligned with the current lower-volume environment and is focused on expanding its distribution to other channels.”
Retail
For the quarter, retail sales were $42.4 million, down 6.2% compared with the prior-year period. The retail group posted an operating loss for the quarter, and its operating margin was (23.6%). Darrow stated, “On a decline in sales, our operating loss was flat against last year as we improved our gross margin in the segment. With the costs of consolidating our warehouse and IT systems behind us, we have the ability to operate more efficiently throughout the year, although we remain concerned about weaker consumer discretionary spending impacting our volume. We continue to examine all aspects of the segment’s cost structure and are focused on improving its performance.”
During the first quarter, the company’s retail segment did not open, remodel or relocate any company-owned stores and it closed one store. At the end of the first quarter, the company owned 69 stores, including 56 in the New Generation format, or 81% versus 69 company-owned stores last year at this time, of which 48, or 70%, were in the new format. For the second quarter of fiscal 2009, the company-owned segment plans to open one new store and relocate one.
Balance Sheet
The company’s debt-to-capitalization ratio stood at 18.5% at the end of the first quarter compared with 24.4% a year ago. Additionally, the company reduced its inventories and receivables by $31 million since the end of fiscal 2008, which was offset by a decline in other current liabilities.
Business Outlook
Commenting on the company’s business outlook, Darrow said: “The overall macroeconomic environment continues to be challenging. Increased oil prices, higher interest rates and a depressed housing market, combined with low consumer confidence levels, are having an effect on the home furnishings industry across the board. We remain committed to running our business with the greatest efficiency possible and believe we have the opportunity to improve our performance. As we announced last quarter, due to seasonality issues and the way in which our fiscal year (May through April) rolls out, we anticipate the second half of our fiscal year to be operationally stronger than the first half.”
Forward-looking Information
Any forward-looking statements contained in this news release are based on current information and assumptions and represent management’s best judgment at the present time. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) further changes in the housing market; (d) the impact of terrorism or war; (e) continued energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) changes in currency exchange rates; (i) competitive factors; (j) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (k) effects of restructuring actions; (l) changes in the domestic or international regulatory environment; (m) ability to implement global sourcing organization strategies; (n) fair value changes to our intangible assets due to actual results differing from projected; (o) the impact of adopting new accounting principles; (p) the impact from natural events such as hurricanes, earthquakes and tornadoes; (q) the ability to procure fabric rolls and leather hides or cut and sewn fabric sets domestically or abroad; (r) continued decline in the credit market and potential impacts on our customers; (s) those matters discussed in Item 1A of our fiscal 2008 Annual Report and factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.
Additional Information
This news release is just one part of La-Z-Boy’s financial disclosures and should be read in conjunction with other information filed with the Securities and Exchange Commission, which is available at http://www.la-z-boy.com/about/investorRelations/sec_filings.aspx. Investors and others wishing to be notified of future La-Z-Boy news releases, SEC filings and quarterly investor conference calls may sign up at:
http://www.la-z-boy.com/about/investorRelations/IR_email_alerts.aspx.
Background Information
La-Z-Boy Incorporated is one of the world’s leading residential furniture producers, marketing furniture for every room of the home. The La-Z-Boy Upholstery Group companies are Bauhaus, England and La-Z-Boy. The La-Z-Boy Casegoods Group companies are American Drew/Lea, Hammary and Kincaid.

The corporation’s proprietary distribution network is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 333 stand-alone La-Z-Boy Furniture Galleries® stores, 21 La-Z-Boy In-Store Galleries and 387 Comfort Studios, in addition to in-store gallery programs at the company’s Kincaid, England and Lea operating units. According to industry trade publication In Furniture, the La-Z-Boy Furniture Galleries retail network is North America’s largest single-brand furniture retailer. Additional information is available at http://www.la-z-boy.com/.
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LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	First Quarter Ended
(Unaudited, amounts in thousands, except per share data)	7/26/08	7/28/07
Sales	$321,652	$344,396
Cost of sales
Cost of goods sold	235,115	259,143
Restructuring	5,795	2,561

Total cost of sales	240,910	261,704
Gross profit	80,742	82,692
Selling, general and administrative	91,837	94,508
Write-down of intangibles	1,292	—
Restructuring	781	1,120

Operating loss	(13,168)	(12,936)
Interest expense	1,495	2,097
Interest income	932	882
Other income, net	143	566

Loss from continuing operations before income taxes	(13,588)	(13,585)
Income tax benefit	(5,044)	(5,043)

Loss from continuing operations	(8,544)	(8,542)
Loss from discontinued operations (net of tax)	—	(152)

Net loss	$(8,544)	$(8,694)

Basic average shares	51,428	51,380
Basic loss from continuing operations per share	$(0.17)	$(0.17)
Discontinued operations per share (net of tax)	—	—

Basic net loss per share	$(0.17)	$(0.17)

Diluted average shares	51,428	51,380
Diluted loss from continuing operations per share	$(0.17)	$(0.17)
Discontinued operations per share (net of tax)	—	—

Diluted net loss per share	$(0.17)	$(0.17)

Dividends paid per share	$0.04	$0.12

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LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

(Unaudited, amounts in thousands)	7/26/08	4/26/08
Current assets
Cash and equivalents	$11,110	$14,982
Receivables, net	180,311	200,422
Inventories, net	167,455	178,361
Deferred income taxes—current	12,306	12,398
Other current assets	25,907	21,325

Total current assets	397,089	427,488
Property, plant and equipment, net	170,235	171,001
Deferred income taxes—long term	25,853	26,922
Goodwill	45,941	47,233
Trade names	9,006	9,006
Other long-term assets, net	84,805	87,220

Total assets	$732,929	$768,870

Current liabilities
Current portion of long-term debt	$9,086	$4,792
Accounts payable	49,973	56,421
Accrued expenses and other current liabilities	88,655	102,700

Total current liabilities	147,714	163,913
Long-term debt	90,618	99,578
Other long-term liabilities	54,553	54,783
Contingencies and commitments	—	—
Shareholders’ equity
Common shares, $1 par value	51,428	51,428
Capital in excess of par value	202,562	209,388
Retained earnings	187,289	190,215
Accumulated other comprehensive income	(1,235)	(435)

Total shareholders’ equity	440,044	450,596

Total liabilities and shareholders’ equity	$732,929	$768,870

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LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

	First Quarter Ended
(Unaudited, amounts in thousands)	7/26/08	7/28/07
Cash flows from operating activities
Net loss	$(8,544)	$(8,694)
Adjustments to reconcile net loss to cash provided by (used for) operating activities
(Gain)/loss on sale of assets	(2,066)	52
Write-down of intangibles	1,292	—
Restructuring	6,576	3,681
Provision for doubtful accounts	4,203	2,114
Depreciation and amortization	5,954	6,220
Stock-based compensation expense	869	861
Change in receivables	14,170	22,597
Change in inventories	10,906	(6,071)
Change in payables	(6,448)	(15,473)
Change in other assets and liabilities	(23,632)	(23,298)
Change in deferred taxes	1,161	(1,475)

Total adjustments	12,985	(10,792)

Net cash provided by (used for) operating activities	4,441	(19,486)
Cash flows from investing activities
Proceeds from disposals of assets	4,981	6,415
Capital expenditures	(7,372)	(9,629)
Purchases of investments	(5,449)	(6,622)
Proceeds from sales of investments	5,794	6,792
Change in other long-term assets	71	20

Net cash used for investing activities	(1,975)	(3,024)
Cash flows from financing activities
Proceeds from debt	14,635	705
Payments on debt	(18,857)	(900)
Stock issued for stock and employee benefit plans	(2)	(22)
Dividends paid	(2,075)	(6,209)

Net cash used for financing activities	(6,299)	(6,426)
Effect of exchange rate changes on cash and equivalents	(39)	1,001

Change in cash and equivalents	(3,872)	(27,935)
Cash and equivalents at beginning of period	14,982	51,721

Cash and equivalents at end of period	$11,110	$23,786

Cash paid (net of refunds) during period — income taxes	$923	$3,135
Cash paid during period — interest	$1,126	$1,910

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LA-Z-BOY INCORPORATED
SEGMENT INFORMATION

	First Quarter Ended
	7/26/08	7/28/07
(Unaudited amounts in thousands)	(13 weeks)	(13 weeks)
Sales
Upholstery Group	$237,118	$254,757
Casegoods Group	48,121	53,574
Retail Group	42,427	45,231
VIEs/Eliminations	(6,014)	(9,166)

Consolidated	$321,652	$344,396

Operating income (loss)
Upholstery Group	$9,857	$8,867
Casegoods Group	1,377	2,600
Retail Group	(10,010)	(10,074)
Corporate and Other*	(6,524)	(10,648)
Restructuring	(6,576)	(3,681)
Intangible Write-down	(1,292)	—

	$(13,168)	$(12,936)

*Variable Interest Entities (“VIEs”) are included in corporate and other.

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